March 21, 2008

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Ener1, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form SB-2 filed on March 19, 2008
File No. 333-143492

Ladies and Gentleman:

Ener1, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2 (File No. 333-143492) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on March 19, 2008 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed on a form that is no longer available for use. We believe that such withdrawal is consistent with the public interest and the protection of investors. The Company intends to file a post-effective amendment to the Registration Statement on a form that is available for use by the Company.

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact Alisa Babitz at (202) 955-8500 or myself at (954)556-4020.

Sincerely,

/s/ Gerard Herlihy

Gerard Herlihy
Ener1, Inc.